Via EDGAR

Mr. Brad Skinner

Mr. Bob Carrol

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20002

Re:	SkyPeople Fruit Juice
Form 10-K for the fiscal year ended December 31, 2009
File No. 1-14523

Dear Mr. Skinner and Mr. Carrol:

We submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated January 18, 2011 (the “Comment Letter”), relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “10-K Report”) of SkyPeople Fruit Juice, Inc. (the “Company”, “We” or “Us”).

We have responded to each of the Staff’s comments either by providing (i) an explanation if we do not believe a revision is necessary, or (ii) a proposed disclosure in future filings.  Our responses to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which has been retyped in bold for your ease of reference):

Form 10-K for the fiscal year ended December 31, 2009

Notes to Consolidated Financial Statement, page 81

General

1.

We note your response to our previous comment 6 and your conclusion that your operations represent one operating segment and, if your operations represented multiple segments, aggregation of those operating segments into a single reportable segment would be appropriate.

Your response indicates, in part, that you do not evaluate your business on a “separate operating segment basis” and your CODM “allocates resources and reviews the overall performance of the Company as a whole instead of individual subsidiaries.” However, we noted that the information you provided in response or our specific request for the report your chief operating decision maker “reviews to make resources allocation decisions and assess performance” includes information on a disaggregated basis.  Additionally, we note that the MD&A in your 10-K, as well as recent earnings calls, include discussion of operation performance on a disaggregated basis. Based on these factors, it appears that there are separate components of your enterprise that meet the definition of operating segment in ASC paragraph 280-10-50-1.

Among other criteria, ASC paragraph 280-10-50-11 indicates that aggregation of operating segments is appropriate if the segments have similar economic characteristics. Based on the MD&A in your 10-K, as well as information in recent earnings calls, we understand that concentrated apple and pear juices commanded a lower margin than kiwi and other specialty concentrates. In this regard, we note the tabular presentation of gross margin percentage on page 50 of your Form 10-K for the fiscal year ended December 31, 2009, which indicates a wide range of gross margin percentages on page 23 in your Form 10-Q for the nine months ended September 30, 2010.

Revise your disclosure to include a presentation of segment information that is consistent with the requirement of ASC Topic 280-Segmetn Reporting. Alternatively, further explain to us why you believe your current presentation complies with that guidance.

Response:

ASC paragraph 280-10-50-1 defines an operating segment as a component of a business entity that has each of the three following characteristics:

1.

The component engages in business activities from which it may earn revenues and incur expenses (including start-up operations and revenues and expenses relating to transactions with other components of the same entity).

2.

The operating results of the component are regularly reviewed by the entity’s CODM to assess the performance of the individual component and make decisions about resources to be allocated to the component (“Characteristics No. 2”).

3.

Discrete financial information about the component is available (“Characteristics No. 3”).

Previously, in response to the Staff’s request dated September 27, 2010, we provided the Staff a copy of the reports showing the discrete financial information of each of our subsidiaries. Although each of our individual subsidiaries engages in business activities from which it can earn revenues and incur expenses, and discrete financial information based on the individual subsidiaries is available, we do not believe it is meaningful to conduct segment reporting based on subsidiaries as there is an overlap of products and processes among these subsidiaries. We believe segment reporting could be conducted based on products when the characteristics set forth in ASC paragraph 280-10-50-1 are found . We do not believe that Characteristic No. 2 and Characteristic No. 3 exist in our accounting based on products to warrant segment reporting as required under ASC paragraph 280-10-50-1.

Sufficient discrete information based on products is not available for segment reporting

We have been able to gather financial information to disaggregate the gross margins of our respective products. However, because of the overlap of products and processes among our subsidiaries, as well as the nature of our operations, we have not been able to identify a meaningful mechanism to allocate operating expenses and other expenses such as interest expenses based on our products to compute the complete financial information based on products.

For example, both our factories under the SkyPeople (China) and Huludao Wonder subsidiaries produce concentrated apple juice and pear juice, although the factory under SkyPeople (China) focuses more on pear juice production. We currently produce fruit beverages in our Qiyiwangguo factory, however, we plan to add a beverage line in our Huludao Wonder factory in the near future.

Generally, cost of fresh fruits accounts for a majority portion of our cost of goods sold with the cost of other materials, direct labor cost and factory overhead accounting for the remaining portion of our cost of goods sold. These costs are easily allocable to our products to calculate the gross margins of our respective products. However, we have not been able to identify a meaningful mechanism to allocate the operating expenses by products because of the nature of our operation.

Our operating expenses mainly include administrative expenses, selling expenses and R&D expenses. As two of our factories are located in provinces outside Shaanxi Province where our corporate headquarters are located, for the convenience of our internal control, a majority of the administrative work is conducted by our subsidiary, SkyPeople (China), such as human resources and accounting. It has been impracticable for us to separate such expenses by products.

Further, all of our fruit juice concentrates target similar market demographics and customers. Sales of our fruit juice concentrates are handled by our international trade department of SkyPeople (China). All of our juice beverages and fresh fruits are sold directly or indirectly through distributors to super markets in China. Sales of fruit beverage and fresh fruits sales are conducted by the sales department of SkyPeople (China). We are often requested by a customer to ship a combination of different products to such customers in one order, which makes it impracticable to allocate our selling expenses by products.

In addition, as our R&D forces and outside consultant are conducting R&D on different fruit juice concentrates and new fruit juice beverages simultaneously, it is impracticable to allocate our R&D expenses based on our products.

Because of the impracticality in allocating our operating and other expenses, we do not have sufficient discrete financial information based on products sufficient to allow segment reporting.

CODM allocates resources on a consolidated basis

As explained above, we do not have sufficient disaggregated financial information based on products available beyond the products’ respective gross margins. In addition, because of the overlap in products and processes among our subsidiaries, we do not believe allocation of resources based on disaggregated information of subsidiaries is meaningful in our overall planning, As such, we do not internally evaluate our business on a separate operating subsidiary basis. Rather, our CODM views any strategic development of products and services as an integral part of our business and makes any major business decisions and performance assessments on a consolidated basis.  Our CODM allocates resources and reviews the overall performance of the Company as a whole instead of individual subsidiaries.

We offer various products with varying gross margins. However, they all utilize the same manufacturing processes, logistics networks, sales and marketing resources. Even though complete discrete information for each of our products is not available to allow segment reporting, we have voluntarily provided disaggregated information about our products, such as their respective gross margins, to the extent they are available, in our Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) because we believe our investors would benefit from this information. However, because we do not have sufficient discrete information of our products, and because our CODM does not allocate resources based on disaggregated financial information of individual subsidiaries, we are not able, and we do not believe that we are required, to conduct segment reporting under ASC paragraph 280-10-50-1.

2.  We note your recompense to our prior comment 7. Tell us if you plan to provide the required disclosure pursuant to ASC 280-10-50-21 in future fillings.

FASB ASC 280-10-50-21 is related to factors used to identify a public entity's reportable segments and types of products and services from which each reportable segment derives its revenues. Please refer to our response to comment No. 1 above.  We have included revenue by product disclosure in the MD&A section of our existing filings.  In the future, we intend to continue to include similar revenue by product disclosure in the MD&A section of our filings as well as in the relevant footnotes to our financial statements.

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your attention to this matter.  If you would like to discuss further about our responses, I can be reached at 818-390-1272.

Sincerely,

SkyPeople Fruit Juice, Inc.

By:  /s/ Spring Liu

Spring Liu

Chief Financial Officer

cc:

SkyPeople Fruit Juice, Inc.

Xue Yongke, Chief Executive Officer and Chairman of the Board of Directors

Winston & Strawn LP

Laura H. Luo, Esq.